SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

27 August 2025

PRUDENTIAL PLC HALF YEAR 2025 RESULTS: Delivering growth and capital returns to shareholders through consistent execution

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2025 along with updated guidance on capital returns.

Performance highlights on a constant exchange rate basis unless otherwise stated are as follows:

-   New business profit on a traditional embedded value (TEV) basis was up 12 per cent to $1,260 million.
-   Operating free surplus generated from in-force insurance and asset management business was up 14 per cent to $1,560 million.
-   Adjusted operating profit before tax increased 6 per cent to $1,644 million. Adjusted operating profit after tax increased by 7 per cent to $1,366 million. Earnings per share based on adjusted operating profit was 49.3 cents per share, an increase of 12 per cent.
-   Group TEV equity of $35.0 billion, equivalent to 1,354 cents per share.
-   Free surplus ratio of 221 per cent (31 December 2024: 234 per cent) and GWS shareholder surplus over GPCR of $16.2 billion, equivalent to a coverage ratio of 267 per cent.
-   Repurchased 72 million shares for $711 million from 1 January to 30 June 2025, expect to complete current programme by year end.
-   First interim dividend increased by 13 per cent to 7.71 cents per share (2024: 6.84 cents per share on an AER basis).
-   Capital management update: Move to a total return orientation out of annual flow of capital generation:
-   Guidance of more than 10 per cent growth in ordinary dividend per share for each of 2025-2027.
-   Additional returns of capital: $500 million share buyback in 2026 and $600 million in 2027.
-   Over the period 2024-2027 expect to have returned to shareholders more than $5 billion including the above returns and existing $2 billion share buyback programme out of excess free surplus.
-   In addition, we intend to return initial net proceeds from the potential IPO of ICICI Prudential Asset Management Company Limited ('IPAMC').

Commenting on the results, CEO Anil Wadhwani, said: "We are pleased with our strong performance in the first half of 2025, delivering double-digit growth across our key metrics in line with the guidance we gave earlier in the year. We have reached the inflection point in our capital generation, enabling us to update our capital management programme and increase shareholder returns, which validates our business model and its ability to generate sustainable cash returns. Reflecting our strategic progress and investments in the growth drivers of the business, we are confident we will carry this momentum into the second half and beyond, keeping us firmly on track to achieve our 2027 financial objectives."

	Half Year		Change on
Summary performance financials (before non-controlling interests)	2025 $m	2024 $m	AER basis	CER basis
New business profit	1,260	1,121	12%	12%
Operating free surplus generated from in-force insurance and asset management business	1,560	1,370	14%	14%
Adjusted operating profit before tax	1,644	1,544	6%	6%
Adjusted operating profit after tax	1,366	1,271	7%	7%
IFRS profit after tax	1,359	182	n/a	n/a

	30 Jun 2025		31 Dec 2024
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
Group TEV equity	$35.0bn	1,354¢	$34.3bn	1,289¢
IFRS shareholders' equity	$18.1bn	701¢	$17.5bn	658¢

Key summary financials

Earnings

	Half year		Change on		Full Year
Key summary financials	2025 $m	2024 $m	AER basis	CER basis	2024 $m
Adjusted operating profit	1,644	1,544	6%	6%	3,129
Adjusted operating profit after tax	1,366	1,271	7%	7%	2,582
Basic earnings per share based on adjusted operating profit (cents)	49.3¢	43.8¢	13%	12%	89.7¢
IFRS profit after tax	1,359	182	n/a	n/a	2,415
Basic earnings per share based on IFRS profit after tax (cents)	49.2¢	4.4¢	n/a	n/a	84.1¢

Value

	Half year		Change on		Full Year
Key summary financials	2025 $m	2024 $m	AER basis	CER Basis	2024 $m
APE sales	3,288	3,111	6%	5%	6,202
Present value new business premiums (PVNBP)	14,886	13,527	10%	9%	29,034
New business profit (TEV)	1,260	1,121	12%	12%	2,464
New business margin (% APE)	38	36	2ppts	2ppts	40
Life weighted premium income	13,667	12,385	10%	9%	25,409
TEV operating profit	2,240	1,913	17%	16%	4,095
Operating return on embedded value (%)	15	13	n/a	n/a	14

	Half Year	Full Year	Change on
	2025 $m	2024 $m	AER basis
Group TEV equity	35,000	34,267	2%
Group TEV equity per share (US$)	13.54	12.89	5%
Group TEV per share ($)	13.24	12.62	5%
Eastspring funds under management / advice ($bn)	274.9	247.4	11%

Capital

	Half Year		Change on		Full Year
Key summary financials	2025 $m	2024 $m	AER basis	CER basis	2024 $m
Operating free surplus generated from in-force insurance and asset management business	1,560	1,370	14%	14%	2,666
Operating return on IFRS shareholders' equity (%)	14	14	-	n/a	14
Dividend per share (cents)	7.71¢	6.84¢	13%	n/a	23.13¢

	Half Year	Full Year	Change on
	2025 $m	2024 $m	AER basis
IFRS shareholders' equity	18,119	17,492	4%
IFRS shareholders' equity per share (US$)	7.01	6.58	6%
Adjusted total comprehensive equity*	38,613	36,660	5%
Free surplus excluding distribution rights and other intangibles	8,520	8,604	(1)%
Free surplus ratio (%)	221	234	(13)ppts
Group leverage ratio (Moody's basis) (%)	14	13	1ppts
Shareholders GWS coverage ratio over GPCR (%)	267	280	(13)ppts
Total GWS coverage ratio over GPCR (%)	200	203	(3)ppts

*      Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our half year results document for further information.

Notes

The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our half year results document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interest. This presentation is applied consistently throughout this announcement.

Balance sheet metrics are presented net of non-controlling interests.

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

Half year results document

Prudential's half year 2025 results document:

-   is available to view on the Prudential website at www.prudentialplc.com/investors
-   is also available at http://www.rns-pdf.londonstockexchange.com/rns/7444W_1-2025-8-26.pdf
-   has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism which will shortly make it available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Announcement publication

	Hong Kong	London	New York
Hong Kong Stock Exchange & UK Financial Media	Wednesday, 27 August 2025 6.00 am HKT	Tuesday, 26 August 2025 11.00 pm UKT	Tuesday, 26 August 2025 6.00 pm ET
London Stock Exchange	Wednesday, 27 August 2025 2.00 pm HKT	Wednesday, 27 August 2025 7.00am UKT	Wednesday, 27 August 2025 2.00 am ET

Please note the impact of time zones on the announcement date for your particular location.

Pre-Recorded Results Presentation

-  A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Wednesday 27 August | 11.00pm UKT - 6.00pm ET on Tuesday 26 August via this link: https://www.investis-live.com/prudential/686552d56c0d660016f96697/lafrt
-   A copy of the presentation script will also be available on Prudential's website at the same time.

Virtual Q&A Event for Analysts & Investors
Date: Wednesday, 27 August 2025

Time: 4.30pm HKT | 9.30am UKT | 4.30am ET

How to Join:

Listen to the audio webcast online & Submit Questions: https://www.investis-live.com/prudential/68654ecd6c0d660016f9662f/mdgt

The audio webcast will be available for replay using the same link.

Dial-in to Listen & Ask Questions:

-   Dial-in Numbers:
-   Hong Kong: +852 5803 3413
-   Hong Kong Freephone: +852 800 908 350
-   China; +86 21 8036 9402
-   UK & International: +44 (0) 203936 2999
-   UK Freephone: 0800 041 8829
-   Global dial-in numbers: https://www.netroadshow.com/events/global-numbers?confId=85226

-   Access Code: 796641
-   Please join 15 minutes before the start time (lines open at 4.00pm HKT | 9.00am UKT | 4.00am ET).

Post-Event Access

Transcript: Available on Monday, 1 September on Prudential's results centre webpage.

Playback Facility:

-   Dial-in: +44 (0) 20 3936 3001
-   Replay Code: 470231
-   Available from 9.00pm HKT | 2:00pm UKT | 9.00am ET on 27 August until 6.59am HKT on Thursday, 11 September| 11.59pm UKT - 6.59pm ET on Wednesday, 10 September.

For any questions, please contact the Media or Investor Relations team using the details below.

Media
Simon Kutner	+44 (0)7581 023260
Sonia Tsang	+852 5580 7525

Investors/analysts
Patrick Bowes	+852 2918 5468
William Elderkin	+44(0)20 3977 9215
Ming Hau	+44(0)20 3977 9293
Bosco Cheung	+852 2918 5499
Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-   current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
-   asset valuation impacts from the transition to a lower carbon economy;
-   derivative instruments not effectively mitigating any exposures;
-   global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
-   the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-   the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-   the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
-   legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
-   the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
-   the impact of competition and fast-paced technological change;
-   the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-   the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
-   the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
-   the availability and effectiveness of reinsurance for Prudential's businesses;
-   the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
-   disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners);
-   the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
-   the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-   the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of our half year results document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Regulation Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of our half year results document.

Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer